

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 5, 2009

VIA INTERNATIONAL MAIL AND FAX 011-48-22-828-7566
Mr. Michael Mazurek
Chief Financial Officer
Stream Communications Network & Media Inc.
Goraszewska 6 Street
Warsaw, 02-910 Poland

> **Re: Stream Communications Network & Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed August 21, 2008**
> **File No. 0-30942**

Dear Mr. Mazurek:

   We have reviewed your supplemental response letters dated January 23, February 10, and February 27, 2009, as well as your filing and have the following comments. As noted in our comment letter dated December 23, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Fiscal Year Ended December 31, 2007

1. As indicated in our initial comment letter, please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Critical Accounting Estimates, page 34
Valuation of Long-Lived Assets, page 34
Subscriber base, page 34

2. We note your response to prior comment 2. It is unclear to us how management concluded that there was not a substantial doubt on the Company's ability to continue as a going concern in light of your disclosures in Note 1 and your risk factor on page 9, highlighting your auditors' inclusion of an explanatory paragraph concerning "substantial doubt regarding (y)our ability to continue as a going concern." Further, we note your continued net losses and cash used in operations. Per paragraph 8 of SFAS 144, it appears that an impairment indicator existed as of your December 31, 2007 balance sheet date which would require you to test your long-lived assets for recoverability. It appears to us that you should perform the required impairment testing and adjust the carrying amounts of your long-lived assets as appropriate. Please revise or advise.

Item 15T - Controls and Procedures, page 50

3. Please amend your Form 20-F as indicated in your response.

2. Significant accounting policies

(f) Transaction costs, page 65

4. We note your response to prior comment 4 and your statement that in the current year there were no significant transaction costs. Such statement implies that you only assessed the year ended December 31, 2007. Tell us whether there were any transaction costs for all periods presented under Canadian GAAP, including the years ended December 31, 2006 and 2005. If so, tell us why you have not presented a reconciling difference in Note 23 under U.S. GAAP and refer to your basis in the U.S. GAAP accounting literature.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Kyle Moffat, Accountant Branch Chief at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director